Office Mexico

Montecito No. 38 Piso 28 Oficina 16

World Trade Center

CP 03819 Mexico, DF

Phone: +52 55 5589 6924

Office USA / Mailing Address

30 Wall Street, 8th Floor,

New York, NY 10005

Phone: +1 (212) 901 2656

Fax: +1 (212) 901 2657

12th January, 2015

United States Securities & Exchange Commission

Washington, DC 20549

Attn: Mr. Robert Shapiro

Re: Redfield Ventures Inc.

File No. 000-55001

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 18, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed November 19, 2014

Dear Mr. Shapiro,

We are in receipt of your letter dated December 16th, 2014 regarding Redfield Ventures Inc. and the aforementioned filings. Please find below our respective responses:

1.	It appears from your website that you have changed your auditors to LBB & Associates Ltd., LLP. If so, please file an Item 4.01 Form 8-K, including a letter from your former auditor that it agrees with the statements in your filing. Refer to Regulation S-K Item 304. Additionally, if you have changed your corporate headquarters to Las Vegas, NV, please advise us and update your future filings to reflect your new headquarters address and phone number.

RESPONSE: The information you noted on our website as to the Auditor (LBB & Assoc) was in fact incorrect, and mistakenly entered. This issuer has never engaged LBB & Assoc and the only Auditor has been and remains John Scudato. The correct information naming John Scudato has been updated on the website. Likewise, the correct corporate address is as given on our filings (244 Fifth Ave, #1563, New York, NY 10001), the website has been corrected to reflect the correct address.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

2.	Please provide the information required per S-K Item 303 regarding your results of operations and changes in financial condition. In this discussion, please address the nature of your expenses including material fluctuations from the prior period. Please also comply with this comment in your Form 10-Q filings.

RESPONSE: Upon review, the language in this section was somewhat lacking in specificity. This filing was the product of previous management. However the Issuer would propose inserting the following language as part of a 10-K-A, as well as adopting it prospectively on a permanent basis.

“Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 of the audited financial statements included elsewhere in this report.  The preparation of the financial statements in accordance with U.S. GAAP requires management to make significant judgments and estimates.  Some accounting policies have a significant impact on amounts reported in these financial statements.  Our financial position and results of operations may be materially different when reported under different conditions or when using different assumptions in the application of such policies.  In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information.  Significant accounting policies, including areas of critical management judgments and estimates, include the following:

Impairment or Disposal of Long-Lived Assets

The Company accounts for the impairment or disposal of long-lived assets according to the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 360 “Property, Plant and Equipment”. ASC 360 clarifies the accounting for the impairment of long-lived assets and for long-lived assets to be disposed of, including the disposal of business segments and major lines of business. Long-lived assets are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

Stock Based Compensation

The Company accounts for Stock-Based Compensation under ASC Topic 718-10 (“ASC 718-10”), which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. ASC 718-10 is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. ASC 718-10 requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company has not adopted a stock option plan and has not granted any stock options.

Results of Operations

For the Years Ended December 31, 2013 and 2012

Revenues

The Company had no revenue for the years ended December 31st, 2013 and 2012.

Operating Expenses

 For the year ended December 31, 2013, our total operating expenses were $65,540, all of which were selling, general and administrative expenses. We incurred $1,258 of interest expense. Our net loss to our shareholders for the year ended December 31, 2013 was $61,298.

For the year ended December 31, 2012, our total operating expenses were $34,476, all of which were selling, general and administrative expenses. Our net loss to our shareholders for the year ended December 31, 2012 was $34,727.

Liquidity and Capital Resources

We used cash in operating activities of $67,970 and $6,571 for the years ended December 31, 2013, and 2012, respectively.  The principal elements of cash flow used in operations for the year ended December 31, 2013 included a net loss of $60,040, offset by interest accrued on note payable of $17,706, and increases in accounts payable of $61,399. The principal elements of cash flow used in operations for the year ended December 31, 2012 included a net loss of $34,727.

No cash was used in investing activities during the years ended December 31, 2013 and 2012.

Cash generated in our financing activities was $67,706 and $6,960 for the years ended December 31, 2013 and 2012, respectively. The financing activities for the year ended December 31, 2013 consisted of $17,706 of proceeds from a note payable and $50,000 of proceeds received as sale of common stock; and $6,600 as proceeds from a note payable as of December 31, 2012.

We do not have sufficient resources to effectuate our business. As of December 31, 2013, we had $125 in cash. We expect to incur a minimum of $125,000 in expenses during the next twelve months of operations. We estimate that this will be comprised of the following expenses: $25,000 for business planning and development, and $100,000 will be needed for general overhead expenses such as salaries, legal and accounting fees, office overheads and general expenses.

We will have to raise funds to pay for our expenses. We may have to borrow money from shareholders or issue debt or equity or enter into a strategic arrangement with a third party. There can be no assurance that additional capital will be available to us. We currently have no arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since we have no such arrangements or plans currently in effect, our inability to raise funds for our operations will have a severe negative impact on our ability to remain a viable company.

Going Concern

Our independent auditors included an explanatory paragraph in their report on the accompanying financial statements regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has incurred a net loss of $61,298 for the year ended December 31, 2013, has incurred cumulative losses since inception of $96,025, and has a stockholders’ deficit of $96,025 at December 31, 2013.  These factors raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company is highly dependent on its ability to continue to obtain investment capital and loans from an affiliate and shareholder in order to fund the current and planned operating levels.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.  The Company’s continuation as a going concern is dependent upon its ability to bring in income generating activities and its ability to continue receiving investment capital and loans from an affiliate and shareholder to sustain its current level of operations.  No assurance can be given that the Company will be successful in these efforts.“

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Notes to Financial Statements

Note 1. Organization and summary of significant accounting principles

Organization, page 6

3.	Your website states the company “is a publicly held investment company focused on private, micro- and small-cap IT-companies in the Social and Gaming sector.” Please revise your disclosures here and elsewhere in your filing to discuss the true nature of your company’s business. Please also comply with this comment in your future Form 10-Q filings.

RESPONSE: At the time of said filing, the company was still refining its new direction. As there is a more specific business plan at this point, this information has now been posted on the corporate website and shall prospectively list this information in its periodic reports with the Commission – “Redfield Ventures Inc. is a publicly held investment company and a marketing research service provider focused on private and small-cap IT-companies. Redfield's general plan of operation is to provide marketing research services to small and medium-sized enterprises which seeks to enhance their marketing management strategies.”

Basis of Preparation, page 6

4. Please provide the required disclosures that your unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Refer to S-X Rule 8-03.

RESPONSE: Upon review, the language in this section was somewhat lacking in specificity. The Issuer would propose inserting the following language as part of a 10-Q-A, as well as adopting it prospectively on a permanent basis.

“The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial statement presentation and in accordance with Form 10-Q. Accordingly, they do not include all of the information and footnotes required in annual financial statements. In the opinion of management, the unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position and results of operations and cash flows for the interim periods reported in this Form 10-Q. The results of operations presented are not necessarily indicative of the results to be expected for any other interim period or for the entire year. These unaudited consolidated financial statements should be read in conjunction with the 2014 audited annual financial statements included in the Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 8th, 2014.”

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Item 9A. Controls and Procedures, page16

5.	In your Form 10-K, you concluded that your disclosures controls and procedures and internal controls over financial reporting were effective. Please amend your filing to disclose why you concluded that they have since become ineffective. Identify the material weakness(es) in your internal controls over financial reporting that led you to change your conclusions during the interim periods and any changes in your internal controls to remediate such material weakness(es).

RESPONSE: The 10-K noted above was executed by previous management, not current. After the change in control of DATE, as a smaller issuer and until the business plan was fully operative, it was objectively believed that erring on the side of caution and utilization of the standard paragraph inserted (ineffective internal controls for timely filings within normative time-lines) was more prudent at this juncture. While there was no known or overt change in the quality of control, as your comment makes clear, it does create the appearance of some new material weakness. The Issuer would propose inserting the following language as part of a 10-Q-A, as well as adopting it prospectively on a permanent basis:

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As required by Rule 13a-15/15d-15 under the Securities and Exchange Act of 1934,as amended (the "Exchange Act"), as of September 30th, 2014, we have carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our Company's management and Chief Executive Officer. Based upon the results of that evaluation, our management has concluded that, as of September 30th, 2014, our Company's disclosure controls and procedures were effective and provide reasonable assurance that material information related to our Company required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management to allow timely decisions on required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of September 30th, 2014. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in INTERNAL CONTROL - INTEGRATED FRAMEWORK.

Our management concluded that, as of September 30th, 2014, our internal control over financial reporting was effective based on the criteria in INTERNAL CONTROL -- INTEGRATED FRAMEWORK issued by the COSO.

This quarterly report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this quarterly report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting identified in connection with the evaluation described above during the quarter ended September 30th, 2014 that has materially affected or is reasonably likely to materially affect our internal controls over financial reporting.

Item 5. Other Information, page 18

6. We note that your officers and directors currently own 20 million shares. However, in the table herein, you reported that total shares owned and percent of voting shares held by officers and directors were zero. Please revise.

RESPONSE: You are correct, this is an internal inconsistency which escaped our review. The sentence reading “The officers and directors currently own 20,000,000 common shares“ was in fact left over from the filings under previous management when the Director Mr. Long Nguyen owned said shares. We propose to file a 10-Q-A removing this sentence, as no current Directors or Officers possess shares per the disclosure table (accurately) submitted.

Exhibit 32.1

7. We note that Mr. Mauricio Gonzalez signed in the capacity of “Director” on behalf of your former CEO, Mr. Long Nguyen. Please amend your filing to delete the reference to your former CEO and identify Mr. Gonzalez as your CEO if true.

RESPONSE: You are correct. Mr. Gonzalez is the CEO, and the signature reading “Mr. Long Nguyen” is simply inaccurate and remained from previous versions. We propose to file a 10-Q-A and remove said name & replace with that of Mr. Gonzalez.

In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Mauricio Gonzalez

Mauricio Gonzalez, Director